Exhibit A

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$110,361,996.75	$147.60	$16,289.43

Fees Previously Paid	$ 98,472,027.55	$147.60	$14,534.47

Total Transaction Valuation	$ 11,889,969.20

Total Fees Due for Filing			$16,289.43

Total Fees Previously Paid			$14,534.47

Total Fee Offsets			—

Net Fee Due			$1,754.96

Table 2 – Fee Offset Claims and Sources

Not applicable.